

Hans Seezen

CPA

Greater Nashville Area, TN

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Asgard Brewing Co, Inc

📇 See contact info

👥 233 connections

Experience

CFO (Contract)
Asgard Brewing Co, Inc
2017 – Present · 1 yr
Columbia TN

CFO
Aerowall Dynamics
Mar 2016 – Present · 2 yrs 6 mos

CFO
Integrated Healing Technologies
Sep 2013 – 2016 · 3 yrs



Semi Retired
Right At Home
Jul 2010 – Jul 2010 · 1 mo
Sold Right At Home Nashville office.

Skills & Endorsements

Accounting · 11
Chris Seezen and 10 connections have given endorsements for this skill

Strategic Planning · 10
Endorsed by Gary Ferguson, who is highly skilled at this

Mergers & Acquisitions · 10
Endorsed by 10 connections

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